Name of the registrant: Dollar General Corporation

Name of persons relying on exemption: Mercy Investment Services, Inc.; Sisters of St. Joseph of Peace; Portico Benefit Services; Schroder Unit Trust Limited; Presbyterian Life & Witness, Presbyterian Church (U.S.A), A Corporation

Address of person relying on exemption: Presbyterian Life & Witness, Presbyterian Church (U.S.A), A Corporation, 100 Witherspoon St, Louisville, KY 40202

These written materials are shared pursuant to an exemption provided for in Rule 14a-2(b)(1) promulgated under the Securities Exchange Act of 1934.

Presbyterian Life & Witness Presbyterian Church (USA), as well as Mercy Investment Services, Inc. and 3 co-filers, urge you to vote for Proposal 5, the Shareholder Proposal requesting the Board of Directors to report on the feasibility of adopting a comprehensive Human Rights Policy, at the Dollar General Corporation annual meeting on May 28, 2026.

Summary of the Proposal: Shareholders request the Board of Directors report on the feasibility of adopting a comprehensive Human Rights Policy which states the Company's commitment to respect human rights, in alignment with international human rights standards, throughout its operations and value chain, and describes steps to identify, assess, prevent, mitigate, and, where appropriate, remedy adverse human rights impacts connected to the business. Adopting a more comprehensive Human Rights Policy is a good governance practice that will allow Dollar General to more effectively manage the legal, financial, and reputational risks associated with human rights and labor controversies, which is in the best interest of the company, long-term shareholder value, and employee well-being. A feasibility report would identify gaps between Dollar General’s current policy and recognized human rights frameworks, regulations, and corporate peers, then assess the impact of implementing changes to bridge identified gaps, including costs and benefits for the business.

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Support for the Proposal is warranted and in the best interest of shareholders because:

1.)	Human rights controversies related to worker organizing, health and safety, and other labor issues present legal, financial, and reputational risks to the company and reinforce the need for Dollar General to adopt a more comprehensive human rights policy.

2.)	Dollar General’s Human Rights Policy does not amount to a policy commitment to respect workers’ internationally-recognized human rights in its own operations, and therefore fails to meet shareholder expectations.

3.)	The Human Rights Policy fails to meet policy standards outlined in the UN Guiding Principles on Business and Human Rights.

4.)	Adopting a comprehensive human rights policy is a standard corporate governance practice. Dollar General lags peer companies in the retail sector which have adopted and publicly disclosed more comprehensive human rights policies.

1.)	Human rights controversies related to worker organizing, health and safety, and other labor issues present legal, financial, and reputational risks to the company and reinforce the need for Dollar General to report on the feasibility of adopting a comprehensive human rights policy.

Dollar General acknowledges in its annual report, “Failure to attract, develop and retain qualified employees while controlling labor costs, as well as other labor issues, including employee safety issues, could adversely affect our financial performance.”1

Interference with worker organizing in violation of workers’ fundamental rights to freedom of association and collective bargaining has led to NLRB enforcement actions against Dollar General, which may also harm the company’s reputation among its workforce and customer base. The National Labor Relations Board ruled in 2023 that Dollar General engaged in "blatant hallmark unfair labor practices" against workers attempting to organize in Connecticut, including unlawful termination, surveillance, interrogation, and threatening store closures.2 As of April 2026, Dollar General has 8 open Unfair Labor Practice cases pending at the NLRB.3

Dollar General’s track record of store safety violations interferes with workers’ right to a healthy and safe working environment and negatively impacts corporate performance through millions in fines and a public reputation as an unsafe employer.4 In July 2024, OSHA entered into a corporate-wide settlement with Dollar General and ordered it to pay $12 million in fines,5 adding to the more than $21 million in OSHA fines Dollar General had accumulated from 2017 to 2023.6 Following a majority shareholder vote in 2023 on a shareholder proposal requesting that the company conduct a workplace health and safety audit, Dollar General moved to carry out the audit without meaningful consultation with proponents or recommended worker groups and used an auditor notorious for representing companies in union avoidance work.7

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1 2026 10-K Annual Report, available at https://investor.dollargeneral.com/financials-sec-filings/sec-filings#

2 https://www.nlrb.gov/news-outreach/news-story/region-1-boston-wins-administrative-law-judge-decision-finding-dollar

3 https://www.nlrb.gov/search/case/dollar%20general?f%5B0%5D=case_type%3AC&s%5B0%5D=Open&page=0

4 https://www.bloomberg.com/news/newsletters/2023-09-20/dollar-general-dg-stores-are-a-dangerous-mess-employees-say-big-take

5 http://www.osha.gov/news/newsreleases/national/07112024-0

6 https://www.osha.gov/news/newsreleases/region4/07132023

7 https://www.bloomberg.com/news/newsletters/2023-09-20/dollar-general-dg-stores-are-a-dangerous-mess-employees-say-big-take

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Understaffing and poor security also place workers and customers at heightened risks of gun violence at the stores, and the company would benefit from a human rights-based approach to violence prevention. Aggregate data from news reports found that from 2022 to 2024, 79 shootings took place at Dollar General stores and parking lots nationwide, with 90 victims and 38 total fatalities, including multiple children shot and five employees killed.8 While Dollar General hired safety managers to comply with its 2024 OSHA settlement, peer dollar store Dollar Tree hired a Director of Workplace Violence Prevention with a dedicated team to address workplace violence.9 In contrast, Dollar General does not mention workplace violence in its 2025 Serving Others report.10

The UN Global Compact states, “A living wage is an essential aspect of decent work to ensure workers, their families and communities can live in dignity. Addressing low wages is not only an economic imperative, but also a corporate responsibility as reflected in the UN Guiding Principles on Business and Human Rights (UNGPs).” Dollar General pays store associates low wages while executive compensation soars.11 In fiscal year 2025, Dollar General's median worker earned $18,876 while its CEO made $8,163,197, resulting in a ratio of 1:432.12 92% of Dollar General workers made less than $15 per hour in 2022, falling well below living wage rates.13 These human rights impacts pose reputational challenges to the company and demonstrate gaps in Dollar General’s governance of human rights risks.

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8 https://www.stepuplouisiana.org/dollarstore

9 https://corporate.dollartree.com/_assets/_d0ee71b7eaf6619025bd3a0bc0e09564/dollartreeinfo/db/1177/11406/pdf/DollarTree_SustainabilityReport_FullReport-FINAL.pdf#page=28

10 https://www.dollargeneral.com/content/dam/dg/assets/landing-pages/public-relations/corporate-social-responsibility/documents/Serving-Others-Report-FY25.pdf

11 https://ips-dc.org/wp-content/uploads/2026/03/Low-Wage-20-Report-3-4-final.pdf

12 2026 DEF 14A Proxy Statement, available at https://investor.dollargeneral.com/financials-sec-filings/sec-filings#

13 https://www.epi.org/company-wage-tracker/

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2.)	Dollar General’s new Human Rights Policy does not amount to a policy commitment to respect workers’ internationally-recognized human rights in its own operations and therefore fails to meet shareholder expectations.

Dollar General’s adoption of its “Human Rights Policy”14 following the proposal’s filing last year was a step in the right direction, collecting the company’s existing supplier and employee policies. However, the company continues to lack meaningful disclosure concerning its commitment to respect the human rights of employees within its own operations. For this reason, the policy falls short of a comprehensive human rights policy commitment, applicable across operations and the value chain, aligned with international human rights standards.

Dollar General’s supply chain disclosures reference social compliance standards for its suppliers “consistent with, and based upon, International Labor Organization…metrics,” which is a strong requirement for suppliers. However, the company fails to commit to international labor standards in its own operations, diminishing protections for Dollar General’s own employees.15

Its Code of Business Conduct and Ethics (“Code of Conduct”) does not contain a commitment to respect “human rights.”16 Following receipt of the shareholder proposal, Dollar General engaged with proponents and shared the company’s maintained stance that existing policies for employees, namely the Code of Conduct, were sufficient to meet shareholders’ request. Dollar General relies in large part on U.S. labor laws to protect its workers’ rights, but these failed to prevent the unfair labor practices and workplace safety violations described in section 1. In response, proponents pointed to examples of peer policies (detailed in section 4) and guidance documents for corporations on adopting a human rights policy, which the company had received last proxy season.17

The following gap analysis outlines how Dollar General’s existing policies fail to align with expectations for a comprehensive human rights policy consistent with international standards.

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14 https://www.dollargeneral.com/content/dam/dg/assets/landing-pages/public-relations/corporate-social-responsibility/DG_HumanRightsPolicyMarch2025.pdf

15 supra note 13, at 3

16 https://investor.dollargeneral.com/media/document/507dbf4f-98ca-47fd-b017-71701334d812/assets/2024%20Code%20of%20Conduct%20(Revised%20for%20Hotline%20Change%20FINAL%20052824).pdf?disposition=inline

17 https://www.ohchr.org/sites/default/files/Documents/Publications/DevelopHumanRightsPolicy_en.pdf; https://shiftproject.org/resource/doing-business-with-respect-for-human-rights/

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Table 1

Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
"Non-Retaliation Policy"

“No one may retaliate against a fellow employee who reports misconduct in good faith, participates in an investigation of misconduct (unless your own), or participates in a lawsuit against our Company or someone working for our Company. Acting in “good faith” means that you provide all the information you have and you believe it to be true. If it turns out you were wrong, that’s okay. What matters is your sincere belief when you make the report. Examples of retaliation under our policy include threats, harassment and discrimination, as well as unwarranted discharge, demotion and suspension. If you believe you have experienced retaliation, contact the ERC” (Code of Conduct, p.2).

Only protecting workers reporting misconduct. No mention of protection for workers’ right to freedom of association and collective bargaining.

ILO Fundamental Principles and Rights at Work,[18] Convention No. 87, and Convention No. 98.

Universal Declaration of Human Rights (1948)[19] Article 23: "Everyone has the right to form and to join trade unions for the protection of his interests."

OECD Guidelines for Multinational Enterprises:[20] Refrain from and take steps to prevent the use of reprisals, including by entities with which the enterprise has a business relationship, against any persons or groups that may seek to or do investigate or raise concerns regarding actual or potential adverse impacts associated with the enterprise’s operations, products or services. This includes promoting an environment in which individuals and groups feel safe to raise concerns and, where relevant, contributing to the remediation of adverse impacts of reprisals when they occur.

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18 https://normlex.ilo.org/dyn/nrmlx_en/f?p%3DNORMLEXPUB:12000:0::NO:&sa=D&source=docs&ust=1744212172513659&usg=AOvVaw3pviVkp74e6ucN6_KxcCdr

19 https://www.un.org/en/about-us/universal-declaration-of-human-rights

20 https://mneguidelines.oecd.org/mneguidelines/

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Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
"Caring for Our Customers" and "Maintaining a Safe and Healthy Workplace"	“Safety and Accessibility: We provide clean and safe stores that are accessible to all customers, including those with disabilities. As a guide, ask yourself, “Is this a store where I would like to shop?” If you believe one of our stores is unsafe or inaccessible, either fix the situation or report it to your manager or the ERC” (Code of Conduct, p.6).

No mention of the company's responsibility to provide safe, secure, and healthy work environment; all expectations are placed on employees.

Conflicting orders: policy expectation for employees to fix unsafe work conditions while also maintaining that employees should only perform job activities that don't pose a safety risk. Worker testimony affirms this conflict between what is asked of them on paper and what is expected of them by management.

Occupational Safety and Health, 1981 (No. 155)[21] and Promotional Framework for Occupational Safety and Health, 2006 (No. 187)[22]

Universal Declaration on Human Rights (1948), Article 23: “Everyone has the right to work, to free choice of employment, to just and favourable conditions of work and to protection against unemployment."

“At Dollar General, safety is very important. We ensure a safe workplace by following all safety-related signs and instructions and by taking steps to prevent accidents. We only perform job activities (1) for which we’ve been trained and that don’t violate established safety rules or (2) that don’t pose a safety risk. Report any threats to workplace safety to your manager and the Risk Management Hotline immediately. We can only maintain a safe workplace if it is free from violence. Our Company won’t tolerate physical acts of violence, threats of physical harm, verbal abuse or other intimidating behavior. If you experience or know of this sort of behavior, notify your manager or the ERC.” (Code of Conduct, pp.5-6).

"Receiving Fair Pay"

“Our Company ensures that we receive fair pay by respecting our workplace rights, following all employment laws and paying wages based on our duties and performance. Those of us paid hourly must do our part by correctly reporting our hours and confirming we are being paid what we were told we would earn. Similarly, managers must ensure that those hourly (non-exempt) employees who report to them properly record their work time and are paid for all time worked. For details on our wage and hour policies, consult our Employee Handbook or your manager” (Code of Conduct, p.5).

Bare minimum for legal payment, not in line with best practices for human rights centered remuneration.

Equal Remuneration Convention, 1951 (No. 100)

Universal Declaration on Human Rights (1948), Article 23: "Everyone who works has the right to just and favourable remuneration ensuring for himself and his family an existence worthy of human dignity, and supplemented, if necessary, by other means of social protection."

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21 https://normlex.ilo.org/dyn/nrmlx_en/f?p=NORMLEXPUB:12100:0::NO::P12100_ILO_CODE:C155

22 https://normlex.ilo.org/dyn/nrmlx_en/f?p=normlexpub:12100:0::no:12100:p12100_instrument_id:312332:no

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Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
Commitment to Respect Human Rights	Absent from existing disclosures

UNGP 16:[23] "As the basis for embedding their responsibility to respect human rights, business enterprises should express their commitment to meet this responsibility through a statement of policy that (a) Is approved at the most senior level of the business enterprise; (b) Is informed by relevant internal and/or external expertise; (c) Stipulates the enterprise’s human rights expectations of personnel, business partners and other parties directly linked to its operations, products or services; (d) Is publicly available and communicated internally and externally to all personnel, business partners and other relevant parties; (e) Is reflected in operational policies and procedures necessary to embed it throughout the business enterprise.”

UNGP 15:

In order to meet their responsibility to respect human rights, business enterprises should have in place policies and processes appropriate to their size and circumstances, including: (a) A policy commitment to meet their responsibility to respect human rights; [see Human Rights Due Diligence Process row below for b & c]

Business enterprises need to know and show that they respect human rights. They cannot do so unless they have certain policies and processes in place.

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23 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

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Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
Human Rights Due Diligence Process

Absent from existing disclosures for direct employees:

“We have established human rights and workplace standards that are consistent with, and based upon, the Core Conventions of the International Labour Organization and other industry-related best practices. These standards… apply to all vendors and their employees” (Human Rights Policy24).

Dollar General’s direct employees are absent from the scope of Human Rights due diligence.

UNGP 15: "In order to meet their responsibility to respect human rights, business enterprises should have in place policies and processes appropriate to their size and circumstances, including: (a) A policy commitment to meet their responsibility to respect human rights; (b) A human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights; (c) Processes to enable the remediation of any adverse human rights impacts they cause or to which they contribute.

Business enterprises need to know and show that they respect human rights. They cannot do so unless they have certain policies and processes in place.

3.)	The Human Rights Policy fails to meet policy standards outlined in the UN Guiding Principles on Business and Human Rights.

UNGP 16 sets out clear expectations for corporations to adopt and implement a human rights policy: “As the basis for embedding their responsibility to respect human rights, business enterprises should express their commitment to meet this responsibility through a statement of policy that (a) Is approved at the most senior level of the business enterprise; (b) Is informed by relevant internal and/or external expertise; (c) Stipulates the enterprise’s human rights expectations of personnel, business partners and other parties directly linked to its operations, products or services; (d) Is publicly available and communicated internally and externally to all personnel, business partners and other relevant parties; (e) Is reflected in operational policies and procedures necessary to embed it throughout the business enterprise.”25

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24 supra note 14, at 4

25 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

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A guidance document by the UN Global Compact and Office of the UN High Commissioner for Human Rights explains how adopting a formal human rights policy commitment is a “precursor to a company’s human rights due diligence towards meeting its responsibility to respect human rights.”26 The policy is also an effective way to communicate clearly with stakeholders about how the company manages human rights risks and creates a mandate for management to allocate sufficient time and resources to address human rights issues.

“A dedicated human rights policy not only allows organizations to lay out comprehensive standards in response to expectations from ESG stakeholders and regulators, but also makes it easier for employees, suppliers, and other partners in the value chain to comprehend and comply with the guidance,” said Dian Zhang, Senior Research Principal with the Gartner for Legal, Risk & Compliance Leaders practice. “In addition, the existence of a stand-alone human rights policy is one of the positive factors that several environment, social, and governance (ESG) rating firms consider when scoring a company’s ESG maturity.”27

4.)	Adopting a comprehensive human rights policy is a standard corporate governance practice. Dollar General lags peer companies in the retail sector which have more comprehensive human rights policies, and a feasibility study would provide a roadmap to best practice worker protections.

Dollar Tree,28 Target,29 Walmart,30 and Costco31 have each adopted and publicly disclosed comprehensive human rights policies aligned with international standards, demonstrating that this is a corporate governance best practice for the retail industry. In their human rights policies, all five of these Dollar General competitors explicitly reference the United Nations Universal Declaration of Human Rights and the International Labour Organization, formalizing company support for the right to organize and collective bargaining, occupational safety and health, and an adequate standard of living. By refusing to codify those worker rights in its Human Rights Policy, Dollar General has become a laggard of the industry.

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26 https://www.ohchr.org/sites/default/files/Documents/Publications/DevelopHumanRightsPolicy_en.pdf

27 https://corpgov.law.harvard.edu/2024/02/19/cceos-should-address-7-questions-when-considering-a-human-rights-policy/

28 https://www.dollartree.com/file/general/Human_Rights_Policy.pdf

29 https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights

30 https://corporate.walmart.com/purpose/esgreport/social/human-rights

31 https://mobilecontent.costco.com/staging/resource/img/25w03130/2e_HumanRights_FY24.pdf

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For example, Dollar General’s U.S. peer Dollar Tree includes the following “Purpose” on the first page of their human rights policy:

 “Dollar Tree’s Board of Directors and executive management have adopted this Policy to demonstrate their commitment to respecting the human rights and dignity of all workers, domestic and international, throughout Dollar Tree’s supply chain and in our retail stores, distribution centers, and store support center. Dollar Tree has developed this policy in concert with our stakeholders, including Vendors and Associates, and with guidance from internationally accepted labor standards, including the United Nations Universal Declaration of Human Rights, the Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the International Labor Organization Declaration on Fundamental Principles and Rights at Work.“

In addition, Dollar Tree’s human rights policy has an explicit commitment to “freedom of association and following all laws regarding collective bargaining.” Given previous significant NLRB enforcement actions against Dollar General and 8 open Unfair Labor Practice charges with cases still pending, the company’s lack of a parallel commitment, which would in writing ensure its workers’ rights to freedom of association and collective bargaining, raises concern for shareholders. In Dollar General’s Human Rights Policy, the company writes that the Code of Business Conduct and Ethics substantially accounts for its own workers, as it is the document by which “All employees and suppliers will be governed” (p.2). The 2024 Code of Business Conduct and Ethics32 does not include the phrases “freedom of association” or “collective bargaining”. This shortcoming compared to peer policy reveals a significant gap in Dollar General’s governance.

As noted in Table 1 (section 2), Dollar General’s existing policies also lack a commitment to respect human rights and a human rights due diligence process, out of alignment with UNGP 15, 16, and the Guiding Principles on Business and Human Rights. By contrast, Dollar Tree has an explicit commitment to respecting the human rights of all workers in its own operations and supply chain (see first sentence in Purpose statement above). Dollar Tree also has clearer language on due diligence, including a commitment to "Implementing processes and procedures, including training initiatives, to avoid causing or contributing to adverse human rights impacts” and “Preventing and, where necessary, mitigating adverse human rights impacts that are directly linked to our business operations, including our supply chain.”33 While Dollar General has shared with proponents directly about its due diligence processes in its own operations, the company has not explicitly mentioned any of them in its Human Rights Policy, which details auditing processes for overseas suppliers but not the company’s own stores and distribution centers. Dollar General’s Human Rights Policy would benefit from inclusion of a commitment to respect human rights and due diligence processes regarding its own operations, in alignment with the responsibility outlined in UNGP 15 and the Guiding Principles on Business and Human Rights.

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32 supra note 16, at 4

33 supra note 28, at 9

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Beyond U.S. peers, Inter-IKEA Group and Ahold Delhaize (both based in the Netherlands) provide examples of more comprehensive worker engagement policies that Dollar General could use as models for improvement. Inter-IKEA Group describes a clear approach to engaging with workers that goes beyond annual employee surveys, including engagement with local unions, workplace assessments, and an approach to remedy with root cause analysis.34 In Ahold Delhaize’s sustainability reporting, the company recognizes the right to a healthy and safe workplace, freedom of association and collective bargaining agreements, social dialogue and negotiations, and adequate wages.35 These companies go above and beyond compliance with labor laws in their operations, providing a blueprint for Dollar General to improve worker protections within its own Human Rights Policy.

Using examples from peer policies and human rights standards like proponents have done above, the requested feasibility report would analyze the gaps between Dollar General’s existing human rights policies and best practices. Based on shareholder requests for feasibility reports at other companies,36 proponents envision a feasibility report at Dollar General may:

•	Highlight potential benefits of going above and beyond legal minimum worker protections in the U.S.
•	Permit shareholders to assess oversight of human capital management by the Board; and
•	Provide a roadmap to implementing more comprehensive worker safety protections and right to organizing and collective bargaining.

Adopting a more comprehensive human rights policy would help Dollar General meet its responsibility to respect workers’ rights, protect long-term shareholder value, and provide shareholders with greater transparency on how the company manages human rights risks. A feasibility report that creates a roadmap towards protecting the rights of Dollar General’s own workers is the first step.

For questions, please contact Maxwell Homans at Mercy Investment Services, mhomans@mercyinvestments.org

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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34 https://www.inter.ikea.com/-/media/interikea/igi/financial-reports/fy25-financial-reports/inter-ikea-group-sustainability-statement-fy25.pdf?rev=e31e4c25b5754ad998ed49a8b62c340d&sc_lang=en#page=47

35 https://media.aholddelhaize.com/media/wfmdnqo0/sustainability-statements-annual-report-2025.pdf#page=57

36 https://investors.dinebrands.com/static-files/09eaf590-8adf-4e10-9ef4-f6ebbab44f6e

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